Exhibit 99.1

Borr Drilling Limited Announces First Quarter

Hamilton, Bermuda, May 23, 2023: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three months ended March 31, 2023.

Highlights First Quarter of 2023

· Total operating revenues of $172.0 million, an increase of $23.4 million or 16% compared to the fourth quarter of 2022.

· Income before taxes of $7.9 million, an increase of $26.4 million compared to $18.5 million in the fourth quarter of 2022.

· Net loss of $7.4 million, a decrease in loss of $13.9 million compared to the fourth quarter of 2022.

· Cash and cash equivalents of $90.3 million at the end of the first quarter of 2023.

· Adjusted EBITDA of $72.4 million, an increase of $17.3 million or 31% compared to the fourth quarter of 2022.

· Total contract revenue backlog as at March 31, 2023 was $1.64 billion, a more than three time increase compared to March 31, 2022 (including rigs in the Mexican JV on a 100% basis).

· Raised $400 million of gross proceeds through the issuance of $250 million unsecured convertible bonds due in 2028 and $150 million senior secured bonds due in 2026, primarily used to refinance the existing $350 million convertible bonds due in May 2023.

Subsequent events

· In April, the Company increased the $150 million DNB loan facility by $25 million, and entered into a facility with DNB to provide guarantees and letters of credit of up to $25 million.

· In 2023 YTD, we have been awarded eight new contracts, extensions, exercised options and letters of awards representing 1,797 days and $253 million of potential revenue, of which 1,075 days and $177 million relate to four new contracts and LOAs awarded this year. This includes a binding LOA, not previously announced, for “Ran”.

CEO, Patrick Schorn commented:

“The first quarter of 2023 continued the positive trend experienced over the last several quarters, with an increase of revenue of 16% quarter on quarter, and a further increase in Adjusted EBITDA of 31% to $72.4 million. Q1 2023 is also the first quarter where we generated positive income before income taxes. We reaffirm our previously communicated guidance of Adjusted EBITDA of $360-$400 million for 2023, and while we expect a similar performance in the second quarter of 2023 to the first quarter of 2023, we expect further increases in the third and fourth quarters of 2023, as our two remaining stacked rigs are being activated and will commence their respective contracts in the Middle East and Mexico.

The first quarter has evidenced our continued ability to add backlog at market leading rates, confirming the tight supply of jack-up drilling rigs in the market. At the same time, we see positive prospects for continuing work for our rigs that are finishing their contracts at the end of this year, both with current customers, as well as in new geographies with new clients.

In February 2023, we completed the issuance of our $250 million unsecured convertible bonds maturing in 2028 and our $150 million senior secured bonds maturing in 2026, enabling us to fully repay our $350 million convertible bonds due in May 2023. This marks the final step of refinancing our debt that was due to mature in 2023, and we now have no significant debt maturities prior to 2025. We expect the improving market, coupled with the positive prospect of access to the debt market at attractive rates, will enable a global refinancing of the Company, and ultimately accommodate dividend distributions to shareholders.”

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208